Exhibit 99.1

BLADEX FIRST QUARTER 2015 NET INCOME REACHED $28.8 MILLION, OR $0.74 PER SHARE (+23% YoY)

PANAMA CITY, REPUBLIC OF PANAMA, April 16, 2015 – Banco Latinoamericano de Comercio Exterior, S.A. (NYSE: BLX, “Bladex”, or “the Bank”), a Panama-based supranational bank established by the central banks of 23 Latin-American and Caribbean countries to promote foreign trade finance and economic integration in the Region, today announced its results for the first quarter ended March 31, 2015.

First Quarter 2015 Highlights

Reported results:

•	Bladex’s first quarter 2015 (“1Q15”) Net Income totaled $28.8 million (+23% YoY; -20% QoQ), on year-on-year improvements in business income (+10% YoY) and non-core results.
•	Net interest income totaled $35.8 million in 1Q15 (+11% YoY; -7% QoQ), mainly from higher year-on-year average loan portfolio balances and higher net margins resulting primarily from lower average funding costs.
•	Fees and Other Income totaled $2.8 million in 1Q15, on lower balances in the letters of credit business, while there were no fees from closed transaction recorded in the loan intermediation and syndication business, as several transactions still remain in progress.

Key performance metrics:

•	The Bank’s 1Q15 annualized return on average equity (“ROAE”) reached 12.6% versus 10.9% in 1Q14 and 15.7% in 4Q14.
•	Net interest spread and net interest margin in 1Q15 was 1.68% (+6 bps YoY; -8 bps QoQ), and 1.84% (+5 bps YoY; -8 bps QoQ), respectively. The YoY improvement was mainly driven by higher average loan portfolio balances (+9%) and lower average funding costs (-7 bps).
•	The 1Q15 Business Efficiency Ratio, which excludes non-core revenues and expenses, was 33% (-2 pts. YoY; +1 pt. QoQ), as business operating revenues increased 7% YoY and decreased 14% QoQ, while business operating expenses decreased 1% YoY and 11% QoQ.

Credit Growth & Quality:

•	Average Commercial Portfolio balances amounted to $7.1 billion in 1Q15 (+8% YoY; -2% QoQ), while the end-of-period Commercial Portfolio balances stood at $7.1 billion as of March 31, 2015 (+7% YoY; -1% QoQ).
•	Non-accrual loans to total loan portfolio balances amounted to 0.32% as of March 31, 2015, while the ratio of the allowance for credit losses to the Commercial Portfolio ending balances was 1.23% (+5 bps YoY; +3 bps QoQ). The credit provision to non-performing loan balances ratio was 4.2 times as of March 31, 2015.

FINANCIAL SNAPSHOT

(US$ million, except percentages and per share amounts)	1Q15	4Q14	1Q14
Key Income Statement Highlights
Operating revenues	$42.2	$51.8	$36.5
Operating expenses	$13.0	$14.5	$13.5
Business Net Income (1)	$26.4	$30.5	$24.0
Non-Core Items (2)	$2.5	$5.6	$(0.5)
Net Income attributable to Bladex Stockholders (3)	$28.8	$36.1	$23.5
Profitability Ratios
Earnings per Share ("EPS") (4)	$0.74	$0.93	$0.61
Return on Average Equity (“ROAE”)	12.6%	15.7%	10.9%
Business ROAE (5)	11.5%	13.2%	11.2%
Business Return on Average Assets	1.35%	1.52%	1.34%
Net Interest Margin ("NIM")	1.84%	1.92%	1.79%
Net Interest Spread ("NIS")	1.68%	1.76%	1.62%
Efficiency Ratio	31%	28%	37%
Business Efficiency Ratio (6)	33%	32%	35%
Assets, Capital, Liquidity & Credit Quality
Commercial Portfolio	$7,093	$7,187	$6,610
Treasury Portfolio	$393	$393	$353
Total Assets	$7,955	$8,025	$7,179
Market capitalization	$1,276	$1,167	$1,021
Tier 1 Basel I Capital Ratio (7)	16.2%	15.3%	16.4%
Leverage (times) (8)	8.4	8.8	8.1
Liquid Assets / Total Assets (9)	11.6%	9.2%	8.0%
Non-Accruing Loans to Total Loans, net of discounts	0.32%	0.06%	0.05%
Allowance for Credit Losses to Commercial Portfolio	1.23%	1.20%	1.18%
Credit provision to non-performing loan balances (times)	4.2	21.4	24.9

CEO's Comments

Mr. Rubens V. Amaral, Jr., Bladex’s Chief Executive Officer, stated the following regarding the Bank’s First Quarter 2015 results: “Allowing for seasonal effects not uncommon in our business during the early part of the year, we are pleased to report solid results for the first quarter of 2015.

Weakness in commodity prices, especially so in the case of oil products, has put a damper on origination volumes, even as demand continues to be strong. We have managed to compensate these effects by diversifying into other sectors, such as financial institutions, food and beverage, retail trade, among others, and remain committed to privilege well priced business over sheer volume growth.

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Regarding credit quality, we are carefully watching and managing our exposures in order to proactively address and minimize any potential impact on the bottom line, and with that we have only had to make minor adjustments to our reserve coverage levels. As confident as we are regarding the quality of our book of business, we continue to remain vigilant in case the operating environment for our client base suffers any adverse changes.

Operating performance remains on track, and continues to show year-on-year improvements. On the fee income side, we are also making good progress even in the absence of a completed structured transaction this quarter. Our letters of credit business is diversifying away from higher risk environs, and the pipeline of transactions being worked on looks strong, leading us to remain confident regarding our ability to reach our fee income targets this year.

We are aware of the headwinds impacting the economic development of the Region, with 2015 growth estimates now being lowered to levels similar to last year´s. Nevertheless, we believe that Bladex continues to be very well positioned to thrive in this environment.” Mr. Amaral concluded.

RESULTS BY BUSINESS SEGMENT

COMMERCIAL DIVISION

The Commercial Division incorporates the Bank’s core business of financial intermediation and fee generation activities relating to the Bank’s Commercial Portfolio. Net Income includes net interest income from loans, fees and other income, allocated operating expenses, reversals or provisions for loan and off-balance sheet credit losses, and any recoveries, net of impairment of assets.

The Commercial Portfolio includes the loan portfolio, customers’ liabilities under acceptances, and contingencies (including confirmed and stand-by letters of credit, guarantees covering commercial risk and credit commitments).

As of March 31, 2015, the Commercial Division’s portfolio balances stood at $7.1 billion, nearly unchanged from the previous quarter (-1%), and a $0.5 billion, or 7%, increase from the first quarter 2014. On an averages basis, Commercial Portfolio balances reached $7.1 billion in the first quarter 2015, a $0.1 billion, or 2%, decrease compared to $7.3 billion in the previous quarter 2014, and a $0.5 billion, or 8%, increase compared to the first quarter 2014, primarily attributable to growing business volumes in the Bank’s client base of corporations (+18% YoY).

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The Commercial Portfolio continued to be short-term and trade-related in nature: at March 31, 2015, $5.2 billion, or 73%, of the Commercial Portfolio was scheduled to mature within one year. Trade financing operations represented 54% of the portfolio, while the remaining balance consisted primarily of lending to financial institutions and corporations engaged in foreign trade.

The following graphs illustrate the geographic distribution of the Bank’s Commercial Portfolio, highlighting the portfolio´s diversification by country of risk, and the diversification across industry segments:

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Refer to Exhibit VIII for additional information relating to the Bank’s Commercial Portfolio distribution by country, and Exhibit X for the Bank’s distribution of credit disbursements by country.

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(US$ million)	1Q15	4Q14	1Q14
Commercial Division:
Net interest income	$31.0	$32.9	$28.0
Non-interest operating income (10)	2.7	6.6	4.7
Net operating revenues (11)	33.7	39.5	32.7
Operating expenses	(10.4)	(11.4)	(10.3)
Net operating income (12)	23.3	28.1	22.4
Reversal of provision (provision) for loan and off-balance sheet credit losses, net	(0.3)	(1.1)	0.0
Net Income Attributable to Bladex Stockholders	$23.0	$27.0	$22.4

1Q15 vs. 4Q14

The Commercial Division’s first quarter 2015 Net Income totaled $23.0 million, compared to $27.0 million in the fourth quarter 2014. The $4.0 million, or 15%, decrease was primarily driven by a $3.9 million decrease in non-interest operating income mainly due to lower fees from loan structuring and syndication activities, and letter of credit business, as well as lower gains on the sale of loans in the secondary market. Net interest income totaled $31.0 million in the first quarter 2015, compared to $32.9 million in the previous quarter on lower average lending balances (-$0.1 billion, or 1%) and yields (-3 bps) as market focus shifted towards higher quality risk exposures in the Region. Operating expenses decreased $1.0 million, or 9%.

1Q15 vs. 1Q14

1Q15 Net Income increased $0.6 million, or 3%, compared to $22.4 million in the first quarter 2014, due to a $3.0 million, or 11%, increase in net interest income from higher average loan portfolio balances (+$0.5 billion, or +9%) and nearly unchanged lending rates (-1 bp), partially offset by the combined effects of a $2.0 million decrease in non-interest operating income from lower loan intermediation and syndication activities, and lower fees from the letters of credit business, a $0.3 million provisions for credit losses recorded in the first quarter 2015, and a $0.1 million increase in operating expenses.

TREASURY DIVISION

The Treasury Division is responsible for the Bank’s funding and liquidity management, along with the management of its activities in investment securities, which comprise securities available-for-sale, and securities held-to-maturity, as well as the management of the Bank’s interest rate, liquidity, price, and currency risks. Treasury Division also incorporates the Bank’s net results from its remaining participation in investment funds, which are shown in the other income line item “net gain (loss) from investment funds”. Following a redemption made during the quarter, Bladex’s participation in the Feeder Fund stood at 48.68% as of March 31, 2015, compared to 49.61% in the previous quarter and 55.87% as of March 31, 2014.

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The Division’s Net Income is presented net of allocated operating expenses, and includes net interest income from Treasury activities, as well as related net other income, including net results from derivative financial instruments and hedging, net gains (losses) from investment funds, net gains (losses) from trading securities, net gains (losses) on the sale of securities available-for-sale, and net gains (losses) on foreign currency exchange.

The Bank’s liquid assets (9) totaled $919 million as of March 31, 2015, compared to $741 million as of December 31, 2014, and $573 million as of March 31, 2014. As of these dates, the liquid assets to total assets ratio was 11.6%, 9.2%, and 8.0%, while the liquid assets to total deposits ratio was 35.2%, 29.6%, and 22.8%, respectively.

As of March 31, 2015, the securities available-for-sale portfolio totaled $332 million, compared to $339 million as of December 31, 2014, and $316 million as of March 31, 2014. As of March 31, 2015, the available-for-sale portfolio consisted of readily-quoted Latin American securities, 75% of which represented multilateral, sovereign, or state-owned risk (refer to Exhibit IX for a per-country risk distribution of the Treasury portfolio). The available-for-sale portfolio is marked-to-market, with the impact recorded in stockholders’ equity through the Other Comprehensive Income (Loss) Account (“OCI”).

Deposit balances stood at $2.6 billion as of March 31, 2015, representing 37% of total liabilities, compared to $2.5 billion, or 35% of total liabilities as of December 31, 2014, and $2.5 billion, or 40% of total liabilities a year ago. Short-term borrowings and debt, including Repos, totaled $3.0 billion as of March 31, 2015, nearly unchanged from the previous quarter, and a $0.6 billion, or 26%, increase from a year ago, as the Bank deployed its funding sources with increased short-term issuances and bilateral financing, while long-term borrowings and debt totaled $1.3 billion as of March 31, 2015, down 8% from the previous quarter, and up 5% year-on-year. Weighted average funding costs stood at 1.04% in the first quarter 2015, up 3 bps from the previous quarter on lower average deposit balances (-16%) impacting the funding mix, and down 7 bps from the first quarter 2014 as the Bank reduced its non-deposit borrowing costs.

(US$ million)	1Q15	4Q14	1Q14
Treasury Division:
Net interest income	$4.8	$5.4	$4.1
Non-interest operating income (loss) (10)	3.8	6.9	(0.3)
Net operating revenues (losses) (11)	8.6	12.3	3.8
Operating expenses	(2.7)	(3.1)	(3.2)
Net operating income (loss) (12, 13)	5.9	9.2	0.6
Net loss attributable to the redeemable noncontrolling interest	0.0	0.0	(0.5)
Net Income (Loss) Attributable to Bladex Stockholders	$5.9	$9.2	$1.1

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1Q15 vs. 4Q14

The Treasury Division’s Net Income totaled $5.9 million in the first quarter 2015, compared to $9.2 million in the fourth quarter 2014. The $3.3 million, or 36%, decrease in net income was the result of a $3.1 million decrease in non-interest operating income, primarily attributable to lower gains from the Bank’s remaining participation in investment funds, and lower net interest income (-$0.6 million) due to higher average funding costs resulting from changes in the funding mix, partially offset by lower allocated operating expenses (-$0.4 million).

1Q15 vs. 1Q14

The Division’s quarterly Net Income increased $4.8 million, compared to $1.1 million achieved in the first quarter 2014, as a result of: (i) a $4.1 million increase in non-interest operating income, mainly driven by improved performance from the Bank’s remaining participation in investment funds, (ii) a $0.7 million increase in net interest income mostly from lower average funding costs, and (iii) a $0.5 million decrease in allocated operating expenses primarily associated with the deconsolidation of expenses related to the investment funds.

NET INTEREST INCOME AND MARGINS

(US$ million, except percentages)	1Q15	4Q14	1Q14
Net Interest Income ("NII")
Commercial Division	$31.0	$32.9	$28.0
Treasury Division	4.8	5.4	4.1
Consolidated NII	$35.8	$38.3	$32.1

Net Interest Margin (i)	1.84%	1.92%	1.79%

(i) Total Net interest income divided by the average balance of interest-earning assets.

1Q15 vs. 4Q14

The Bank’s net interest income reached $35.8 million in the first quarter 2015, compared to $38.3 million in the fourth quarter 2014. The $2.5 million, or 7%, decrease was mostly attributable to a 1% reduction in average loan portfolio balances and lending rates (-3 bps), mainly due to increased market focus on higher quality risk exposures in the Region, and a 3 bps increase in funding costs related to changes in the funding mix.

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1Q15 vs. 1Q14

Net interest income increased $3.7 million, or 11%, to $35.8 million, compared to $32.1 million in the first quarter 2014 as a result of: (i) a $2.0 million overall increase in net interest income resulting from higher average interest-earning assets, primarily average loan portfolio balances and investment securities balances (+9% each), partially offset by the effects of higher average balances on the Bank’s interest-bearing liabilities (+9%), and (ii) a $1.7 million overall increase in net interest income as a result of lower average rates paid on interest-bearing liabilities (-7 bps), while average interest rates for the Bank’s interest-earning assets remained nearly unchanged (-1 bps).

FEES AND OTHER INCOME

Fees and other income includes the fee income associated with letters of credit and other off-balance sheet assets, such as guarantees and credit commitments, as well as fee income derived from loan structuring and syndication, and loan intermediation and distribution activities.

(US$ million)	1Q15	4Q14	1Q14
Fees and Commissions, net	$2.3	$4.9	$4.3
Letters of credit	$1.5	$1.9	$1.8
Loan structuring and distribution fees	0.6	2.8	2.2
Other*	0.2	0.2	0.3
Net gain on sale of loan	$0.2	$1.4	$0.1
Other income, net	$0.2	$0.7	$0.3
Fees and Other Income	$2.8	$7.0	$4.7

Quarterly Variation

Fees and other income totaled $2.8 million in the first quarter 2015, compared to $7.0 million in the fourth quarter 2014, and $4.7 million in the first quarter 2014. The quarterly decreases of 61% and 42%, respectively, were mainly attributable to the absence of closed structured agreements in the loan structuring and syndication business, and from lower average letters of credit portfolio balances.

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PORTFOLIO QUALITY AND PROVISION FOR CREDIT LOSSES

(In US$ million)	31-Mar-15	31-Dec-14	30-Sep-14	30-Jun-14	31-Mar-14
Allowance for Loan Losses:
Balance at beginning of the period	$79.7	$77.3	$76.2	$72.8	$72.8
Provisions (reversals)	(2.7)	2.3	1.2	3.4	(0.0)
Recoveries	0.7	-	0.0	-	-
End of period balance	$77.7	$79.7	$77.3	$76.2	$72.8

Reserve for Losses on Off-balance Sheet Credit Risk:
Balance at beginning of the period	$6.8	$8.1	$5.4	$5.2	$5.2
Provisions (reversals)	3.0	(1.3)	2.6	0.2	0.0
End of period balance	$9.9	$6.8	$8.1	$5.4	$5.2

Total allowance for credit losses	$87.6	$86.5	$85.4	$81.6	$78.0

Allowance for Credit Losses to Commercial Portfolio	1.23%	1.20%	1.19%	1.18%	1.18%
Non-Accruing Loans to Total Loans, net of discounts	0.32%	0.06%	0.06%	0.06%	0.05%
Credit provision to non-performing loan balances (times)	4.2	21.4	21.1	20.3	24.9

The allowance for loan and off-balance sheet credit losses totaled $87.6 million as of March 31, 2015, compared to $86.5 million as of December 31, 2014, and $78.0 million as of March 31, 2014, a $1.1 million quarter-on-quarter increase, mainly from changes in the composition of the portfolio’s country and client risk profile, partially offset by a $0.7 million in loan recoveries. The $9.6 million year-on-year increase was mainly due to the Commercial Portfolio growth. The ratio of the allowance for credit losses to the Commercial Portfolio ending balances was 1.23% as of March 31, 2015, +3 bps compared to 1.20% as of December 31, 2014, and +5 bps from 1.18% as of March 31, 2014.

As of March 31, 2015, the Bank had $20.8 million in non-accrual loans or 0.32% of total loan portfolio balances, - with the inclusion of two counterparties totaling $16.8 million in exposures, associated with a $1.6 million overall increase in specific reserves-, compared to $4.0 million, or 0.06%, as of December 31, 2014, and $3.1 million, or 0.05%, as of March 31, 2014. The credit provision to non-performing loan balances ratio level was 4.2 times as of March 31, 2015, compared to 21.4 times as of December 31, 2014, and 24.9 times as of March 31, 2014.

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OPERATING EXPENSES

(US$ million)	1Q15	4Q14	1Q14
Salaries and other employee expenses	$8.3	$8.1	$8.1
Depreciation and amortization of equipment and leasehold improvements	0.5	0.6	0.7
Professional services	0.8	2.1	0.8
Maintenance and repairs	0.4	0.4	0.4
Expenses from the investment funds	0.0	0.0	0.4
Other operating expenses	3.1	3.3	3.1
Total Operating Expenses	$13.0	$14.5	$13.5

Quarterly Variation

Operating expenses totaled $13.0 million in 1Q15, a $1.5 million, or 10%, decrease compared to the previous quarter, mainly from lower professional services, and a $0.5 million, or 3% decrease from the first quarter 2014, primarily attributable to the deconsolidation of fund related expenses.

The Bank’s Business Efficiency Ratio, which excludes non-core revenues and expenses, mainly from the participation in investment funds, was 33% in the first quarter 2015, compared to 32% in the fourth quarter 2014, as lower business operating expenses (-11%) were more than offset by lower business operating revenues (-14%). Compared to the ratio of 35% in the first quarter 2014, business operating revenues increased 7% and operating expenses decreased by 1%. The total efficiency ratio reached 31% in the first quarter 2015, compared to 28% in the fourth quarter 2014, and compared to 37% in the first quarter 2014. The ratio of operating expenses to average assets was 67 bps in the first quarter 2015, compared to 72 bps and 75 bps in the comparative periods.

CAPITAL RATIOS AND CAPITAL MANAGEMENT

The following table shows capital amounts and ratios at the dates indicated:

(US$ million, except percentages and share outstanding)	31-Mar-15	31-Dec-14	31-Mar-14
Tier 1 Basel I Capital (7)	$951	$921	$891
Total Capital (14)	$1,024	$996	$959
Risk-Weighted Assets	$5,884	$6,027	$5,437
Tier 1 Basel I Capital Ratio (7)	16.2%	15.3%	16.4%
Total Capital Ratio (14)	17.4%	16.5%	17.6%
Stockholders’ Equity	$941	$911	$885
Stockholders’ Equity to Total Assets	11.8%	11.4%	12.3%
Accumulated other comprehensive income (loss) ("OCI")	$(14)	$(14)	$(9)
Leverage (times) (8)	8.4	8.8	8.1
Shares outstanding	38.910	38.777	38.661

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The Bank’s equity consists entirely of issued and fully paid ordinary common stock. As of March 31, 2015, the Bank’s Tier 1 Basel I Capital Ratio was 16.2%, compared to 15.3% as of December 31, 2014, and 16.4% as of March 31, 2014. The Bank’s leverage as of these dates was 8.4x, 8.8x, and 8.1x, respectively. During the fourth quarter 2014, the Bank adopted the Basel III framework to calculate its Tier 1 Capital Ratio, but will, on a temporary basis, continue to report quarterly Tier 1 Basel I Ratios to allow for YoY comparisons. The Tier 1 Basel III Capital Ratio stood at 16.4% as of March 31, 2015, compared to 15.6% as of December 31, 2014.

The Bank’s common shares outstanding totaled 38.9 million as of March 31, 2015, compared to 38.8 million as of December 31, 2014, and 38.7 million as of March 31, 2014.

RECENT EVENTS

▪	Annual Shareholders’ Meeting: At the Annual Shareholders’ Meeting held earlier today, April 16, 2015, in Panama City, Panama, Mr. Miguel Heras was elected as Director representing Class “E” shareholders, and Mr. Gonzalo Menéndez Duque and Mr. Rubens V. Amaral Jr., were re-elected as Directors of the Bank representing all Classes of shares of the Bank’s common stock. In addition, the shareholders approved the Bank’s audited consolidated financial statements for the fiscal year ended December 31, 2014, the appointment of Deloitte as the Bank’s registered independent public accounting firm for the fiscal year ending December 31, 2015, and, on an advisory basis, the compensation of the Bank’s executive officers.

▪	Quarterly dividend payment: At the Board of Director’s meeting held April 15, 2015, the Bank’s Board approved a quarterly common dividend of $0.385 per share corresponding to the first quarter 2015. The dividend will be paid on May 5, 2015, to stockholders registered as of April 27, 2015.

Note: Numbers and percentages set forth in this press release may not add due to rounding.

Footnotes:

(1)	Business Net Income refers to Net income or loss attributable to Bladex Stockholders, deducting non-core items.

(2)	Non-Core Items include: net results from the participations in the investment funds (net interest income, net gain (loss) from investment funds, and expenses from investment funds), other expenses related to investment funds, and net income (loss) attributable to the redeemable non-controlling interest.

(3)	Net income or loss attributable to Bladex Stockholders (“Net Income”, or “Net Loss”).

(4)	Earnings per Share (“EPS”) calculations are based on the average number of shares outstanding during each period.

(5)	Business ROAE: Annualized Business Net Income divided by average stockholders’ equity.

(6)	Business Efficiency Ratio refers to consolidated operating expenses excluding expenses from the investment funds, as a percentage of net operating revenues excluding the net interest income from the investment funds and the net income (loss) from investment funds.

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(7)	Tier 1 Capital is calculated according to Basel I capital adequacy guidelines, and is equivalent to stockholders’ equity excluding the OCI effect of the available for sale portfolio. Tier 1 Capital ratio is calculated as a percentage of risk weighted assets. Risk-weighted assets are, in turn, also calculated based on Basel I capital adequacy guidelines.

(8)	Leverage corresponds to assets divided by stockholders’ equity.

(9)	Liquid assets consist of cash and due from banks and interest-bearing deposits in banks, excluding margin calls and pledged regulatory deposits. Liquidity ratio refers to liquid assets as a percentage of total assets.

(10)	Non-interest operating income (loss) refers to net other income (expense) excluding reversals (provisions) for credit losses, and recoveries, net of impairment of assets. By business segment, non-interest operating income includes:

Commercial Division: Net fees and commissions, net gain on sale of loans, and net related other income (expense).

Treasury Division: net gain (loss) on sale of securities available-for-sale, impact of derivative hedging instruments, gain (loss) on foreign currency exchange, gain (loss) on trading securities, gains (losses) from the investment in the investment funds, and net related other income (expense).

(11)	Net Operating Revenues refers to net interest income plus non-interest operating income.

(12)	Net Operating Income (Loss) refers to net interest income plus non-interest operating income, minus operating expenses.

(13)	The Treasury Division’s net operating income (loss) includes: (i) interest income from interest bearing deposits with banks, investment securities and trading assets, net of allocated cost of funds; (ii) other income (expense) from derivative financial instrument and hedging; (iii) net gain (loss) from trading securities; (iv) net gain (loss) on sale of securities available for sale; (v) gain (loss) on foreign currency exchange; (vi) gains (losses) from investments in the investment funds, (vii) net related other income (expense) and (viii) allocated operating expenses.

(14)	Total Capital refers to Tier 1 Capital plus Tier 2 Capital, based on Basel I capital adequacy guidelines. Total Capital ratio refers to Total Capital as a percentage of risk weighted assets.

SAFE HARBOR STATEMENT

This press release contains forward-looking statements of expected future developments. The Bank wishes to ensure that such statements are accompanied by meaningful cautionary statements pursuant to the safe harbor established by the Private Securities Litigation Reform Act of 1995. The forward-looking statements in this press release refer to the growth of the credit portfolio, including the trade portfolio, the increase in the number of the Bank’s corporate clients, the positive trend of lending spreads, the increase in activities engaged in by the Bank that are derived from the Bank’s client base, anticipated operating income and return on equity in future periods, including income derived from the Treasury Division, the improvement in the financial and performance strength of the Bank and the progress the Bank is making. These forward-looking statements reflect the expectations of the Bank’s management and are based on currently available data; however, actual experience with respect to these factors is subject to future events and uncertainties, which could materially impact the Bank’s expectations. Among the factors that can cause actual performance and results to differ materially are as follows: the anticipated growth of the Bank’s credit portfolio; the continuation of the Bank’s preferred creditor status; the impact of increasing/decreasing interest rates and of the macroeconomic environment in the Region on the Bank’s financial condition; the execution of the Bank’s strategies and initiatives, including its revenue diversification strategy; the adequacy of the Bank’s allowance for credit losses; the need for additional provisions for credit losses; the Bank’s ability to achieve future growth, to reduce its liquidity levels and increase its leverage; the Bank’s ability to maintain its investment-grade credit ratings; the availability and mix of future sources of funding for the Bank’s lending operations; potential trading losses; the possibility of fraud; and the adequacy of the Bank’s sources of liquidity to replace deposit withdrawals.

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About Bladex

Bladex is a Panama-based supranational bank established by the central banks of Latin-American and Caribbean countries, to promote foreign trade finance and economic integration in the Region. Bladex is listed on the NYSE-Euronext in the United States (ticker symbol: BLX).

Bladex´s shareholders include central banks, state-owned banks and entities representing 23 Latin American countries, as well as commercial banks and financial institutions, institutional and retail investors through its public listing.

The Bank has offices in Argentina, Brazil, Colombia, Mexico, Panama, Peru, and the United States of America, to support the expansion and servicing of its client base, which includes financial institutions and corporations. Through March 31, 2015, Bladex had disbursed accumulated credits of approximately $222 billion.

Conference Call Information

There will be a conference call to discuss the Bank’s quarterly results on Friday, April 17, 2015 at 11:00 a.m. New York City time (Eastern Time).  For those interested in participating, please dial (800) 311-9401 in the United States or, if outside the United States, (334) 323-7224.  Participants should use conference ID# 8034, and dial in five minutes before the call is set to begin.  There will also be a live audio webcast of the conference at http://www.bladex.com. The webcast presentation is available for viewing and downloads on http://www.bladex.com.

The conference call will become available for review on Conference Replay one hour after its conclusion, and will remain available for 60 days. Please dial (877) 919-4059 or (334) 323-0140, and follow the instructions.  The replay passcode is: 66068075.

For more information, please access http://www.bladex.com or contact:

Mr. Christopher Schech

Chief Financial Officer

Bladex

Business Park Torre V, Piso 5

Avenida La Rotonda

Urbanización Costa del Este

Panama City, Panama

Tel: +507 210-8630

E-mail address: cschech@bladex.com

14

EXHIBIT I

CONSOLIDATED BALANCE SHEETS

	AT THE END OF,
	(A)	(B)	(C)	(A)-(B)		(A)-(C)
	March 31, 2015	December 31, 2014	March 31, 2014	CHANGE	%	CHANGE	%
	(In US $million)

ASSETS:
Cash and due from banks, and interest-bearing deposits in banks	$945	$780	$584	$165	21%	$361	62%
Securities available-for-sale	332	339	316	(7)	(2)	16	5
Securities held-to-maturity	62	54	37	8	15	25	68
Investment funds	57	58	118	(1)	(2)	(61)	(52)
Loans	6,569	6,686	6,098	(117)	(2)	471	8
Less:
Allowance for loan losses	78	80	73	(2)	(3)	5	7
Unearned income and deferred fees	8	8	6	0	0	2	33
Loans, net	6,483	6,598	6,019	(115)	(2)	464	8

Customers' liabilities under acceptances	1	114	34	(113)	(99)	(33)	(97)
Accrued interest receivable	40	48	38	(8)	(17)	2	5
Equipment and leasehold improvements, net	8	8	10	0	0	(2)	(20)
Derivative financial instruments used for hedging - receivable	14	12	15	2	17	(1)	(7)
Other assets	13	14	8	(1)	(7)	5	63

TOTAL ASSETS	$7,955	$8,025	$7,179	$(70)	(1)%	$776	11%

LIABILITIES AND STOCKHOLDERS' EQUITY:
Deposits:
Demand	$109	$84	$90	$25	30%	$19	21%
Time	2,505	2,423	2,421	82	3	84	3
Total Deposits	2,614	2,507	2,511	107	4	103	4

Securities sold under repurchase agreements	277	300	274	(23)	(8)	3	1
Short-term borrowings and debt	2,768	2,693	2,148	75	3	620	29
Acceptances outstanding	1	114	34	(113)	(99)	(33)	(97)
Accrued interest payable	18	15	17	3	20	1	6
Long-term borrowings and debt	1,288	1,405	1,231	(117)	(8)	57	5
Derivative financial instruments used for hedging - payable	27	40	10	(13)	(33)	17	170
Reserve for losses on off-balance sheet credit risk	10	7	5	3	43	5	100
Other liabilities	11	33	13	(22)	(67)	(2)	(15)
TOTAL LIABILITIES	$7,014	$7,114	$6,244	($100)	(1)%	$770	12%

Redeemable noncontrolling interest	0	0	49	0	n.m. (*)	(49)	(100)

STOCKHOLDERS' EQUITY:
Common stock, no par value, assigned value of US$6.67	280	280	280	0	0	0	0
Additional paid-in capital in excess of assigned value of common stock	116	117	117	(1)	(1)	(1)	(1)
Capital reserves	95	95	95	0	0	0	0
Retained earnings	539	510	482	29	6	57	12
Accumulated other comprehensive loss	(14)	(14)	(9)	0	0	(5)	56
Treasury stock	(75)	(77)	(80)	2	(3)	5	(6)

TOTAL STOCKHOLDERS' EQUITY	$941	$911	$885	$30	3%	$56	6%

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$7,955	$8,025	$7,179	($70)	(1)%	$776	11%

(*)	"n.m." means not meaningful.

15

EXHIBIT II

CONSOLIDATED STATEMENTS OF INCOME

(In US$ thousand, except per share amounts and ratios)

	FOR THE THREE MONTHS ENDED
	(A)	(B)	(C)	(A) - (B)		(A) - (C)
	March 31, 2015	December 31, 2014	March 31, 2014	CHANGE	%	CHANGE	%

INCOME STATEMENT DATA:
Interest income	$53,598	$56,257	$49,615	$(2,659)	(5)%	$3,983	8%
Interest expense	(17,829)	(17,973)	(17,506)	144	(1)	(323)	2

NET INTEREST INCOME	35,769	38,284	32,109	(2,515)	(7)	3,660	11

Reversal of provision (provision) for loan losses	2,695	(2,341)	16	5,036	(215)	2,679	16,744

NET INTEREST INCOME AFTER REVERSAL OF PROVISION (PROVISION) FOR LOAN LOSSES	38,464	35,943	32,125	2,521	7	6,339	20

OTHER INCOME (EXPENSE):
Reversal of provision (provision) for losses on off-balance sheet credit risk	(3,021)	1,259	0	(4,280)	(340)	(3,021)	n.m. (*)
Fees and commissions, net	2,300	4,908	4,276	(2,608)	(53)	(1,976)	(46)
Derivative financial instrument and hedging	912	492	(20)	420	85	932	(4,660)
Net gain (loss) from investment funds	2,562	5,624	(560)	(3,062)	(54)	3,122	(558)
Net gain (loss) from trading securities	(15)	99	(199)	(114)	(115)	184	(92)
Net gain on sale of securities available-for-sale	296	66	258	230	348	38	15
Net gain on sale of loans	207	1,375	120	(1,168)	(85)	87	73
Net gain (loss) on foreign currency exchange	(69)	180	190	(249)	(138)	(259)	(136)
Other income, net	248	734	331	(486)	(66)	(83)	(25)
NET OTHER INCOME	3,420	14,737	4,396	(11,317)	(77)	(976)	(22)

OPERATING EXPENSES:
Salaries and other employee expenses	8,305	8,147	8,084	158	2	221	3
Depreciation and amortization of equipment and leasehold improvements	529	581	660	(52)	(9)	(131)	(20)
Professional services	753	2,130	815	(1,377)	(65)	(62)	(8)
Maintenance and repairs	395	382	395	13	3	0	0
Expenses from the investment funds	0	0	416	0	n.m. (*)	(416)	(100)
Other operating expenses	3,061	3,303	3,114	(242)	(7)	(53)	(2)
TOTAL OPERATING EXPENSES	13,043	14,543	13,484	(1,500)	(10)	(441)	(3)

Net income	$28,841	$36,137	$23,037	$(7,296)	(20)	$5,804	25

Net loss attributable to the redeemable noncontrolling interest	0	0	(475)	0	n.m. (*)	475	(100)

NET INCOME ATTRIBUTABLE TO BLADEX STOCKHOLDERS	$28,841	$36,137	$23,512	$(7,296)	(20)%	$5,329	23%

PER COMMON SHARE DATA:
Basic earnings per share	0.74	0.93	0.61
Diluted earnings per share	0.74	0.93	0.61

Weighted average basic shares	38,805	38,779	38,600
Weighted average diluted shares	38,858	38,974	38,679

PERFORMANCE RATIOS:
Return on average assets	1.47%	1.80%	1.31%
Return on average stockholders' equity	12.56%	15.68%	10.94%
Net interest margin	1.84%	1.92%	1.79%
Net interest spread	1.68%	1.76%	1.62%
Operating expenses to total average assets	0.67%	0.72%	0.75%

(*)	"n.m." means not meaningful.

16

EXHIBIT III

SUMMARY OF CONSOLIDATED FINANCIAL DATA

(Consolidated Statements of Income, Balance Sheets, and Selected Financial Ratios)

	FOR THE THREE MONTHS ENDED
	March 31, 2015	March 31, 2014
(In US$ thousand, except per share amounts & ratios)

INCOME STATEMENT DATA:
Net interest income	$35,769	$32,109
Fees and commissions, net	2,300	4,276
Reversal of provision (provision) for loan and off-balance sheet credit losses, net	(326)	16
Derivative financial instrument and hedging	912	(20)
Net gain (loss) from investment funds	2,562	(560)
Net loss from trading securities	(15)	(199)
Net gain on sale of securities available-for-sale	296	258
Net gain on sale of loans	207	120
Net gain (loss) on foreign currency exchange	(69)	190
Other income, net	248	331
Operating expenses	(13,043)	(13,484)
Net income	$28,841	$23,037
Net loss attributable to the redeemable noncontrolling interest	0	(475)
NET INCOME ATTRIBUTABLE TO BLADEX STOCKHOLDERS	$28,841	$23,512

BALANCE SHEET DATA (In US$ millions):
Investment securities and trading assets	393	353
Investment funds	57	118
Loans, net	6,483	6,019
Total assets	7,955	7,179
Deposits	2,614	2,511
Securities sold under repurchase agreements	277	274
Short-term borrowings and debt	2,768	2,148
Long-term borrowings and debt	1,288	1,231
Total liabilities	7,014	6,244
Stockholders' equity	942	885

PER COMMON SHARE DATA:
Basic earnings per share	0.74	0.61
Diluted earnings per share	0.74	0.61
Book value (period average)	23.99	22.58
Book value (period end)	24.20	22.90

(In thousand):
Weighted average basic shares	38,805	38,600
Weighted average diluted shares	38,858	38,679
Basic shares period end	38,910	38,661

SELECTED FINANCIAL RATIOS:
PERFORMANCE RATIOS:
Return on average assets	1.47%	1.31%
Return on average stockholders' equity	12.56%	10.94%
Net interest margin	1.84%	1.79%
Net interest spread	1.68%	1.62%
Operating expenses to total average assets	0.67%	0.75%

ASSET QUALITY RATIOS:
Non-accruing loans to total loans, net of discounts (1)	0.32%	0.05%
Charge offs to total loan portfolio (1)	0.00%	0.00%
Allowance for loan losses to total loan portfolio (1)	1.18%	1.19%
Allowance for losses on off-balance sheet credit risk to total contingencies	1.89%	1.02%

CAPITAL RATIOS:
Stockholders' equity to total assets	11.8%	12.3%
Tier 1 capital to risk-weighted assets	16.2%	16.4%
Total capital to risk-weighted assets	17.4%	17.6%

(1)	Loan portfolio is presented net of unearned income and deferred loan fees.

17

                        EXHIBIT IV

CONSOLIDATED NET INTEREST INCOME AND AVERAGE BALANCES

	FOR THE THREE MONTHS ENDED
	March 31, 2015			December 31, 2014			March 31, 2014
	AVERAGE		AVG.	AVERAGE		AVG.	AVERAGE		AVG.
	BALANCE	INTEREST	RATE	BALANCE	INTEREST	RATE	BALANCE	INTEREST	RATE
	(In US$ million)

INTEREST EARNING ASSETS
Interest bearing deposits with banks	$779	$0.4	0.22%	$702	$0.5	0.26%	$650	$0.4	0.23%
Loans, net of unearned income & deferred loan fees	6,651	50.9	3.06	6,755	53.4	3.09	6,120	47.0	3.07
Non-accrual loans	8	0.0	0.36	4	0.0	0.16	3	0.0	0.00
Investment securities	400	2.3	2.27	416	2.4	2.28	366	2.2	2.42
Investment funds	58	0.0	0.00	54	0.0	0.00	119	0.0	0.07

TOTAL INTEREST EARNING ASSETS	$7,895	$53.6	2.72%	$7,930	$56.3	2.78%	$7,258	$49.6	2.73%

Non interest earning assets	96			107			74
Allowance for loan losses	(81)			(78)			(73)
Other assets	23			23			16

TOTAL ASSETS	$7,934			$7,983			$7,275

INTEREST BEARING LIABILITIES
Deposits	$2,418	$2.5	0.41%	$2,887	$3.0	0.40%	$2,541	$2.6	0.41%
Securities sold under repurchase agreement and
short-term borrowings and debt	3,074	6.6	0.86	2,653	5.8	0.85	2,590	6.9	1.07
Long-term borrowings and debt	1,387	8.7	2.52	1,413	9.2	2.56	1,166	7.9	2.71

TOTAL INTEREST BEARING LIABILITIES	$6,879	$17.8	1.04%	$6,954	$18.0	1.01%	$6,297	$17.5	1.11%

Non interest bearing liabilities and other liabilities	$124			$115			$57

TOTAL LIABILITIES	7,003			7,068			6,353

Redeemable noncontrolling interest	0			0			50

STOCKHOLDERS' EQUITY	931			914			872

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$7,934			$7,983			$7,275

NET INTEREST SPREAD			1.68%			1.76%			1.62%
NET INTEREST INCOME AND NET
INTEREST MARGIN		$35.8	1.84%		$38.3	1.92%		$32.1	1.79%

Note:	Interest income and/or expense includes the effect of derivative financial instruments used for hedging.

18

EXHIBIT V

CONSOLIDATED STATEMENT OF INCOME

(In US$ thousand, except per share amounts and ratios)

	FOR THE THREE MONTHS ENDED

	MAR 31/15	DEC 31/14	SEP 30/14	JUN 30/14	MAR 31/14

INCOME STATEMENT DATA:
Interest income	$53,598	$56,257	$54,785	$52,073	$49,615
Interest expense	(17,829)	(17,973)	(17,939)	(18,181)	(17,506)
NET INTEREST INCOME	35,769	38,284	36,846	33,892	32,109

Reversal of provision (provision) for loan losses	2,695	(2,341)	(1,140)	(3,430)	16

NET INTEREST INCOME AFTER REVERSAL (PROVISION) FOR LOAN LOSSES	38,464	35,943	35,706	30,462	32,125

OTHER INCOME (EXPENSE):
Reversal of provision (provision) for losses on off-balance sheet credit risk	(3,021)	1,259	(2,632)	(254)	0
Fees and commissions, net	2,300	4,908	4,116	4,202	4,276
Derivative financial instrument and hedging	912	492	(179)	(187)	(20)
Recoveries, net of impairment of assets	0	0	0	7	0
Net gain (loss) from investment funds	2,562	5,624	580	(2,235)	(560)
Net gain (loss) from trading securities	(15)	99	(245)	(48)	(199)
Net gains on sale of securities available-for-sale	296	66	593	954	258
Net gains on sale of loans	207	1,375	557	494	120
Net gain (loss) on foreign currency exchange	(69)	180	469	(73)	190
Other income, net	248	734	441	238	331
NET OTHER INCOME	3,420	14,737	3,700	3,098	4,396

TOTAL OPERATING EXPENSES:	13,043	14,543	12,802	12,873	13,484
Net income	$28,841	$36,137	$26,604	$20,687	$23,037

Net loss attributable to the redeemable noncontrolling interest	0	0	0	0	(475)
NET INCOME ATTRIBUTABLE TO BLADEX STOCKHOLDERS	$28,841	$36,137	$26,604	$20,687	$23,512

SELECTED FINANCIAL DATA

PER COMMON SHARE DATA
Basic earnings per share	$0.74	$0.93	$0.69	$0.54	$0.61

PERFORMANCE RATIOS
Return on average assets	1.47%	1.80%	1.39%	1.12%	1.31%
Return on average stockholders' equity	12.56%	15.68%	11.70%	9.32%	10.94%
Net interest margin	1.84%	1.92%	1.93%	1.84%	1.79%
Net interest spread	1.68%	1.76%	1.77%	1.67%	1.62%
Operating expenses to total average assets	0.67%	0.72%	0.67%	0.69%	0.75%

19

EXHIBIT VI

BUSINESS SEGMENT ANALYSIS

(In US$ million)

	FOR THE THREE MONTHS ENDED
	MAR 31/15	DEC 31/14	MAR 31/14

COMMERCIAL DIVISION:

Net interest income (1)	$31.0	$32.9	$28.0
Non-interest operating income (2)	2.7	6.6	4.7
Operating expenses (3)	(10.4)	(11.4)	(10.3)
Net operating income (4)	23.3	28.1	22.4
Reversal of provision (provision) for loan and off-balance sheet credit losses, net	(0.3)	(1.1)	0.0

NET INCOME ATTRIBUTABLE TO BLADEX STOCKHOLDERS	$23.0	$27.0	$22.4

Average interest-earning assets (5)	6,659	6,759	6,123
End-of-period interest-earning assets (5)	6,561	6,678	6,092

TREASURY DIVISION:

Net interest income (1)	$4.8	$5.4	$4.1
Non-interest operating income (loss) (2)	3.8	6.9	(0.3)
Operating expenses (3)	(2.7)	(3.1)	(3.2)
Net operating income (loss) (4)	5.9	9.2	0.6

Net income (loss)	5.9	9.2	0.6
Net loss attributable to the redeemable noncontrolling interest	0.0	0.0	(0.5)

NET INCOME (LOSS) ATTRIBUTABLE TO BLADEX STOCKHOLDERS	$5.9	$9.2	$1.1

Average interest-earning assets (6)	1,237	1,171	1,135
End-of-period interest-earning assets (6)	1,396	1,231	1,055

CONSOLIDATED:

Net interest income (1)	$35.8	$38.3	$32.1
Non-interest operating income (2)	6.4	13.5	4.4
Operating expenses (3)	(13.0)	(14.5)	(13.5)
Net operating income (4)	29.2	37.3	23.0
Reversal of provision (provision) for loan and off-balance sheet credit losses, net	(0.3)	(1.1)	0.0

Net income - business segments	28.8	36.1	23.0
Net loss attributable to the redeemable noncontrolling interest	0.0	0.0	(0.5)

NET INCOME ATTRIBUTABLE TO BLADEX STOCKHOLDERS	$28.8	$36.1	$23.5

Average interest-earning assets	7,895	7,930	7,258
End-of-period interest-earning assets	7,957	7,909	7,147

The Bank’s activities are operated and managed in two segments, Commercial and Treasury.  The segment results are determined based on the Bank’s managerial accounting process, which assigns consolidated balance sheets, revenue and expense items to each reportable division on a systematic basis.

(1)	Interest income on interest-earning assets, net of allocated cost of funds.
(2)	Non-interest operating income consists of net other income (expense), excluding reversals (provisions) for loans and off-balance sheet credit losses, and recoveries, net of impairment of assets.
(3)	Operating expenses allocation methodology allocates overhead expenses based on resource consumption by business segment.
(4)	Net operating income refers to net income excluding reversals (provisions) for loans and off-balance sheet credit losses and recoveries, net of impairment of assets.
(5)	Includes selected deposits placed, and loans, net of unearned income and deferred loan fees.
(6)	Includes cash and due from banks, interest-bearing deposits with banks, securities available for sale and held to maturity, trading securities and the balance of the investment funds.

20

EXHIBIT VII

CREDIT PORTFOLIO

DISTRIBUTION BY COUNTRY

(In US$ million)

	AT THE END OF,
	(A)		(B)		(C)
	March 31, 2015		December 31, 2014		March 31, 2014		Change in Amount
COUNTRY (*)	Amount	% of Total Outstanding	Amount	% of Total Outstanding	Amount	% of Total Outstanding	(A) - (B)	(A) - (C)

ARGENTINA	$289	3.9	$185	2.4	$201	2.9	$104	$88
BOLIVIA	25	0.3	10	0.1	0	0.0	15	25
BRAZIL	1,994	26.6	2,067	27.3	2,082	29.9	(73)	(88)
CHILE	169	2.3	208	2.7	397	5.7	(39)	(228)
COLOMBIA	861	11.5	869	11.5	731	10.5	(8)	130
COSTA RICA	243	3.2	321	4.2	385	5.5	(78)	(142)
DOMINICAN REPUBLIC	247	3.3	258	3.4	231	3.3	(11)	16
ECUADOR	312	4.2	320	4.2	269	3.9	(8)	43
EL SALVADOR	101	1.3	116	1.5	132	1.9	(15)	(31)
FRANCE	6	0.1	6	0.1	2	0.0	0	4
GERMANY	97	1.3	100	1.3	0	0.0	(3)	97
GUATEMALA	296	4.0	301	4.0	246	3.5	(5)	50
HONDURAS	100	1.3	93	1.2	80	1.2	7	20
JAMAICA	13	0.2	16	0.2	7	0.1	(3)	6
MEXICO	1,062	14.2	1,030	13.6	652	9.4	32	410
NETHERLANDS	6	0.1	10	0.1	31	0.4	(4)	(25)
NICARAGUA	5	0.1	8	0.1	6	0.1	(3)	(1)
PANAMA	450	6.0	387	5.1	367	5.3	63	83
PARAGUAY	145	1.9	133	1.8	70	1.0	12	75
PERU	575	7.7	632	8.3	687	9.9	(57)	(112)
SWITZERLAND	1	0.0	51	0.7	1	0.0	(50)	0
TRINIDAD & TOBAGO	187	2.5	175	2.3	78	1.1	12	109
UNITED STATES	64	0.9	55	0.7	37	0.5	9	27
URUGUAY	212	2.8	200	2.6	229	3.3	12	(17)
VENEZUELA	0	0.0	1	0.0	0	0.0	(1)	0
MULTILATERAL ORGANIZATIONS	26	0.3	28	0.4	42	0.6	(2)	(16)

TOTAL CREDIT PORTFOLIO (1)	$7,486	100%	$7,580	100%	$6,963	100%	$(94)	$523

UNEARNED INCOME AND COMMISSION (2)	(8)		(8)		(6)		0	(2)

TOTAL CREDIT PORTFOLIO, NET OF UNEARNED
INCOME AND COMMISSION	$7,478		$7,572		$6,957		$(94)	$521

(1)	Includes book value of loans, fair value of investment securities, customers' liabilities under acceptances, and contingencies (including confirmed and stand-by letters of credit, guarantees covering commercial risk and credit commitments).
(2)	Represents unearned income and commission on loans.
(*)	Exposures in countries outside the Latin American Region correspond to credits extended to their subsidiaries in Latin America with head-office guarantee.

21

EXHIBIT VIII

COMMERCIAL PORTFOLIO

DISTRIBUTION BY COUNTRY

(In US$ million)

	AT THE END OF,
	(A)		(B)		(C)
	March 31, 2015		December 31, 2014		March 31, 2014		Change in Amount
COUNTRY (*)	Amount	% of Total Outstanding	Amount	% of Total Outstanding	Amount	% of Total Outstanding	(A) - (B)	(A) - (C)

ARGENTINA	$289	4.1	$185	2.6	$201	3.0	$104	$88
BOLIVIA	25	0.4	10	0.1	0	0.0	15	25
BRAZIL	1,926	27.2	1,992	27.7	2,008	30.4	(66)	(82)
CHILE	147	2.1	185	2.6	370	5.6	(38)	(223)
COLOMBIA	763	10.7	780	10.9	632	9.6	(17)	131
COSTA RICA	243	3.4	321	4.5	378	5.7	(78)	(135)
DOMINICAN REPUBLIC	247	3.5	258	3.6	231	3.5	(11)	16
ECUADOR	312	4.4	320	4.5	269	4.1	(8)	43
EL SALVADOR	101	1.4	116	1.6	132	2.0	(15)	(31)
FRANCE	6	0.1	6	0.1	2	0.0	0	4
GERMANY	97	1.4	100	1.4	0	0.0	(3)	97
GUATEMALA	296	4.2	301	4.2	246	3.7	(5)	50
HONDURAS	100	1.4	93	1.3	80	1.2	7	20
JAMAICA	13	0.2	16	0.2	7	0.1	(3)	6
MEXICO	945	13.3	933	13.0	618	9.4	12	327
NETHERLANDS	6	0.1	10	0.1	31	0.5	(4)	(25)
NICARAGUA	5	0.1	8	0.1	6	0.1	(3)	(1)
PANAMA	409	5.8	342	4.8	335	5.1	67	74
PARAGUAY	145	2.0	133	1.8	70	1.1	12	75
PERU	564	8.0	606	8.4	653	9.9	(42)	(89)
SWITZERLAND	1	0.0	51	0.7	1	0.0	(50)	0
TRINIDAD & TOBAGO	177	2.5	165	2.3	74	1.1	12	103
UNITED STATES	64	0.9	55	0.8	37	0.6	9	27
URUGUAY	212	3.0	200	2.8	229	3.5	12	(17)
VENEZUELA	0	0.0	1	0.0	0	0.0	(1)	0
TOTAL COMMERCIAL PORTFOLIO (1)	$7,093	100%	$7,187	100%	$6,610	100%	$(94)	$483

UNEARNED INCOME AND COMMISSION (2)	(8)		(8)		(6)		0	(2)

TOTAL COMMERCIAL PORTFOLIO, NET OF
UNEARNED INCOME AND COMMISSION	$7,085		$7,179		$6,604		($94)	$481

(1)	Includes book value of loans, customers' liabilities under acceptances, and contingencies (including confirmed and stand-by letters of credit, guarantees covering commercial risk and credit commitments).
(2)	Represents unearned income and commission on loans.
(*)	Exposures in countries outside the Latin American Region correspond to credits extended to their subsidiaries in Latin America with head-office guarantee.

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EXHIBIT IX

TREASURY PORTFOLIO

DISTRIBUTION BY COUNTRY

(In US$ million)

	AT THE END OF,
	(A)		(B)		(C)
	March 31, 2015		December 31, 2014		March 31, 2014		Change in Amount
COUNTRY	Amount	% of Total Outstanding	Amount	% of Total Outstanding	Amount	% of Total Outstanding	(A) - (B)	(A) - (C)

BRAZIL	$68	17.3	$75	19.1	$74	20.9	$(7)	$(6)
CHILE	22	5.5	23	5.9	27	7.6	(1)	(5)
COLOMBIA	98	25.0	89	22.8	99	27.9	9	(1)
COSTA RICA	0	0.0	0	0.0	7	2.0	0	(7)
MEXICO	117	29.8	97	24.6	34	9.5	20	83
PANAMA	41	10.4	45	11.5	32	9.0	(4)	9
PERU	11	2.9	26	6.6	34	9.8	(15)	(23)
TRINIDAD & TOBAGO	10	2.4	10	2.4	4	1.3	0	6
MULTILATERAL ORGANIZATIONS	26	6.6	28	7.0	42	12.0	(2)	(16)

TOTAL TREASURY PORTOFOLIO (1)	$393	100%	$393	100%	$353	100%	$0	$40

(1)	Includes securities available for sale and held to maturity. Excludes the Bank's investments in the investment funds.

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EXHIBIT X

CREDIT DISBURSEMENTS

DISTRIBUTION BY COUNTRY

(In US$ million)

	QUARTERLY			Change in Amount
	(A)	(B)	(C)
COUNTRY (*)	1QTR15	4QTR14	1QTR14	(A) - (B)	(A) - (C)

ARGENTINA	$189	$103	$252	$86	$(63)
BELGIUM	0	33	123	(33)	(123)
BOLIVIA	15	5	0	10	15
BRAZIL	284	295	575	(11)	(291)
CHILE	0	235	110	(235)	(110)
COLOMBIA	146	284	165	(138)	(19)
COSTA RICA	19	95	119	(76)	(100)
DOMINICAN REPUBLIC	144	358	292	(214)	(148)
ECUADOR	241	261	195	(20)	46
EL SALVADOR	14	38	36	(24)	(22)
FRANCE	6	29	86	(23)	(80)
GUATEMALA	213	150	142	63	71
HONDURAS	72	80	67	(8)	5
JAMAICA	36	70	22	(34)	14
MEXICO	581	801	458	(220)	123
NICARAGUA	0	7	2	(7)	(2)
PANAMA	185	141	128	44	57
PARAGUAY	49	85	5	(36)	44
PERU	141	264	283	(123)	(142)
TRINIDAD & TOBAGO	58	98	64	(40)	(6)
UNITED STATES	13	37	9	(24)	4
URUGUAY	17	4	121	13	(104)
VENEZUELA	0	0	2	0	(2)

TOTAL CREDIT DISBURSED (1)	$2,423	$3,473	$3,256	$(1,050)	$(833)

(1)	Includes book value of loans, fair value of selected investment securities, and contingencies (including confirmed and stand-by letters of credit, guarantees covering commercial risk, and credit commitments).
(*)	Exposures in countries outside the Latin American Region correspond to credits extended to their subsidiaries in Latin America with head-office guarantee.

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